WORLD FUNDS TRUST

8730 Stony Point Parkway, Suite 205
Richmond, VA 23235

July 25, 2025

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	World Funds Trust (the “Trust”) File Number 333-288436

Dear Ms. Fettig:

 Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Form N-14 Registration Statement filed with the U. S. Securities and Exchange Commission on June 30, 2025 (Accession No. 0001999371-25-008562):

 “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

 If you have any questions or require further information, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

Secretary

World Funds Trust